REYNDERS, MCVEIGH

proxy guidelines

january 2021

Reynders, McVeigh Capital Management, LLC

121 High Street, Floor 4, Boston, MA 02110

Reynders, McVeigh proxy guidelines (January 2021)

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Table of Contents

Policy	1
Proxy Voting Guidelines	1
Confidential Voting & Shareholder Actions	1
Poison Pills & Golden Parachutes	1
Governance Principles	2
Election of Directors	2
Board Independence	2
Employee Relations & Compensation	3
Say on Pay	3
Voting Rights	3
Policy on Shareholder Engagement	4
Fair Price Amendments	4
Target Share Payments	4
Tender Offers	4
Sustainability & Environmental Principles	4
Environmental and Sustainability Reporting	5
Natural Resource Use	5
Health and Safety of Employees and Consumers	5
Social Principles	6
Corporate Practices Involving Public Health and Product Safety	6
Lobbying and Political Contributions	7
Racial and Gender Diversity	7
Conflicts	7
Identifying Conflicts	7
Data for Identifying Conflicts	7
Disclose Conflicts	8
Voting Decisions in Conflict Situations	8
Record of Voting Instructions	8
Abstaining Votes	8
Recordkeeping	8
Person Responsible	8
Policies and Procedures	8

Reynders, McVeigh proxy guidelines (January 2021)

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Proxy Statements	8
Proxy Voting Record	8
Regulatory Reporting of Proxy Votes	9
Disclosure of Policies and Procedures for Voting Proxies	9
Disclosure in Part 2A of Form ADV	10
Delivery of Procedures Upon Contract	10

Reynders, McVeigh proxy guidelines (January 2021)

Reynders, McVeigh Capital Management, LLC

Proxy Guidelines

Reynders, McVeigh Capital Management, LLC (“Reynders, McVeigh” or the “Firm”) has adopted a proxy voting policy and procedures (the “Proxy Guidelines”) to ensure compliance with Rules 204-2(c)(2) and 206(4)-6 under Advisers Act. These Proxy Guidelines have been drafted and implemented to strive to ensure that the Firm votes in the best interest of clients and address any material conflicts that may arise during the voting process. The Proxy Guidelines are intended to be consistent with the Firm’s sustainable investment strategy. They consider how environmental, social, and governance matters are integrated into corporate strategy, as well as the economic viability of capital markets for the long-term.

Policy

The Firm’s policy it to vote all proxies. Reynders, McVeigh believes that voting and dialogue are vital paths in sharing our clients’ values with the management of companies in which they invest. As a part of Reynders, McVeigh’s services, the Firm will provide proxy voting on behalf of all clients. Clients may opt out of Reynders, McVeigh proxy voting services by providing written notice to the Firm.

Proxy Voting Guidelines

The Firm engages a third-party provider to assist with the administration of proxy voting on behalf of all clients who have not explicitly opted out of this service. The Firm will vote proxies in a manner that the Firm believes to be in the best interest of clients. The Firm recognizes that, in some instances, the interests of corporate management may not be consistent with what the Firm views to be in the best interests of its clients. Therefore, the Firm has adopted the following voting guidelines:

Confidential Voting & Shareholder Actions

The Firm believes that the proxy voting systems should provide access to both management and shareholders. As such, the Firm tends to vote in favor of shareholder resolutions requesting that corporations adopt policies that comprise both confidential voting and the use of independent inspectors of elections.

The Firm generally opposes any measures that would restrict the right of any shareholder to act by written consent or to call a special meeting.

Reynders, McVeigh proxy guidelines (January 2021)

Poison Pills & Golden Parachutes

The Firm believes that the shareholders of a corporation should have the right to vote upon decisions in which there is a real or potential conflict between the interests of shareholders and those of management. As such, the Firm will vote in favor of shareholder proposals requesting that a corporation submit a “poison pill”1 for shareholder ratification. The Firm will examine, on a case-by-case basis, shareholder proposals to redeem a “poison pill” and management proposals to ratify a “poison pill”. Also, on a case-by-case basis, the Firm will vote in favor of proposals that “golden parachute”2 proposals be submitted for shareholder approval. The Firm will vote against a poison pill and golden parachute that was not approved by shareholders.

Governance Principles

Election of Directors

The Firm believes that one of the primary rights of a shareholder is the right to vote for the election of directors. While the Firm prefers that all members of the board of directors stand for election at least annually, the Firm will vote against a classified or “staggered” board. We believe voting all board members annually achieves greater accountability to shareholders.

The Firm believes the primary duty of the board of directors is to oversee management on behalf of, and in the interest of, shareholders. To assure that the company is being managed in a manner that safeguards the owners’ interests and assets, rather than the managers’ own interests, the Firm will vote for proposals that further align interests of board members more closely with shareholders and loyalty to long term goals.

The Firm believes in strong competence at the director level. To improve board diversity where boards are overly homogenous, the Firm will vote for a board of directors where women and minorities represent at least twenty percent of the board. The Firm will vote against all board members where no females and minorities are represented. To ensure the number of directors is appropriate for the commitment required for board service, the Firm will typically vote in favor of Chief Executive Officers that sit on two or fewer public boards and non-Chief Executive Officers that sit on six or fewer public boards, should these matters be up for election.

Board Independence

The Firm believes that a board of directors will be most effective in protecting shareholders’ interests if at least two-thirds are independent. We define independence by owning less than 20% of a company’s outstanding shares. The Firm votes for an independent chairman of the board and for independence with board members involved in the audit, compensation, nominating, and governance committees. This provides the required skills and diverse backgrounds to make informed judgements about respective issues at hand.

[1]	“Poison Pill” is an antitakeover measure stipulating that shareholders on the receiving end of a hostile takeover may buy shares in their own company at a price below fair market value. Once the acquisition is complete, the provision allows these same shareholders to buy more shares in the new company for below market value. This forces shareholders in the acquiring company to suffer a devaluation and dilution of their own shares. This is done to discourage hostile takeovers among the shareholders of the acquiring companies. It is important to note that a poison pill need not use both of these tactics; sometimes it utilizes only one or the other.
[2]	“Golden Parachute” is compensation paid to departing top-level management by a target firm if a takeover occurs.

Reynders, McVeigh proxy guidelines (January 2021)

The Firm believes the number of board members indicates the level of commitment and involvement in adhering to long-term goals. The Firm will vote in favor of more than five or less than twenty board members. This enables diversity in decision making, but also does not create difficulty in reaching consensus.

Employee Relations & Compensation

The Firm believes that accountability requires transparency. In the interest of transparency, the Firm votes for proposals requesting that companies review and report on executive compensation and how it relates to non-financial performance, such as diversity; labor and human rights; environment; community relations; improvements in health care quality; and other social issues. Additionally, the Firm will vote for proposals requesting shareholder votes on retirement and severance packages.

The Firm believes that a company builds long-term value by maintaining high levels of workforce productivity, engaging workers and community stakeholders in innovation and new business strategies and enhancing the corporate reputation for good corporate citizenship. The Firm will therefore vote for the establishment of any stock options, stock ownership and performance incentive programs that include all tenured employees. The Firm will also vote in favor of adequate living wages for all employees, adjusted for geographic concerns.

The Firm believes all employees, from executives to hourly workers, should abstain from hedging the economic risk associated with their share ownership in the company. This creates a misalignment of the company’s long-term values. Further, the Firm votes against any practices related to option back dating any purchases of shares or spring-loading, and bullet dodging. This is a direct breach of a fiduciary duty by any employee, executive, or director to the shareholders. This includes repricing underwater options for stock, cash and other considerations.

Say on Pay

The Firm will vote against Say on Pay proposals without a clearly stated frequency of voting provision.

Voting Rights

The Firm believes that each shareholder should have equal voting rights. Thus, the Firm will vote against dual class voting and other unequal voting structures, and the Firm will vote for cumulative stockholder voting for directors and for proposals that give shareholders rights to call special meetings. This eliminates the power of the board or officers to change the governance structure or amend bylaws or charters without shareholder approval.

The Firm believes that all shareholders should have the same rights and opportunities to participate in virtual-only meetings as they would at in-person meetings.

Reynders, McVeigh proxy guidelines (January 2021)

Policy on Shareholder Engagement

The Firm believes open communication with shareholders is critical. Thus, the Firm will vote for communication structures that allow shareholders to effectively communicate with members of the board.

Fair Price Amendments

The Firm believes that “fair price amendments”3 can protect shareholders from coercive and discriminatory tender offers. The Firm will generally vote in favor of fair price provisions and in favor of other measures that will protect shareholders from coercive takeover bids, which do not provide for the fair and equal treatment of all shareholders.

Target Share Payments

The Firm believes that shareholders should have the right to vote on the placement of blocks of a corporation’s stock in the hands of persons friendly to management. Accordingly, the Firm will vote in favor of shareholder proposals which request that corporations first obtain shareholder authorization before issuing any significant amount of voting stock (whether common or preferred), rights, warrants or securities convertible into voting stock to any person or group.

Tender Offers

The Firm believes that shareholders should have the right to vote on placements that could enable management of a corporation to defeat a tender offer that may be in the best interests of shareholders. The Firm will consider tender offers on a case-by-case basis.

Sustainability & Environmental Principles

The Firm believes management practices that address sustainability provide a good foundation on which to build long-term financial value. To promote these practices, the Firm will vote for board oversight of sustainability strategies and performance, including long-term strategic planning and risk management. Further, the Firm will vote in favor of management accountability for sustainability goals, and it will vote for internal and public policies to reflect these goals.

The Firm believes that one measure of a company’s commitment to a long-term value creation strategy is its adoption of environmental policies and principles. The Firm will vote for the adoption and disclosure of specific environmental policies, plans and performance along with day-to-day performance goals and measurements to be used by the company. Goals that the Firm will vote for include: disclosures concerning greenhouse gasses and other hazardous and non-hazardous waste; reporting on energy efficiency plans and renewable energy; corporate investments in environmental policies and plans; and increased disclosure and reporting regarding animal treatment issues.

[3]	“Fair Price Amendment” is a provision in the bylaws of some publicly-traded companies stating that a company seeking to acquire it must pay a fair price to targeted shareholders.

Reynders, McVeigh proxy guidelines (January 2021)

Environmental and Sustainability Reporting

The Firm will vote in favor of proposals for reports using the Global Reporting Initiative (“GRI”)4 Sustainability Reporting Standards, the Coalition for Environmentally Responsible Economies (“CERES”) principles5, Equator Principles (“EPs”)6, United Nations Sustainable Development Goals (“UN SDGs”)7 and all sustainability reporting enhancing disclosure on the company’s environmental practices and/or environmental risks and liabilities. This information provides shareholders with insight into the financial, physical or regulatory risks the company faces related to climate change on its operations, investments or how the company identifies, measures and manages such risks.

The Firm will vote for proposals calling for a reduction of greenhouse gas (“GHG”) or adoption of GHG goals in products and operations, as well as proposals supporting disclosure of renewable energy sources and goals to increase this.

Natural Resource Use

The Firm will vote against the excessive use of harmful chemicals and chlorine bleaching in manufacturing and industrial processes.

The Firm will vote for campaigns that promote the human right to water as articulated by the United Nations, reporting and adoption of policies for limited and clean water use and disposal, and reporting on the risk of excessive water usage at companies and their supply chains.

Health and Safety of Employees and Consumers

The Firm believes the safety of company’s employees during the production of goods and services leads to greater long-term value in the company. The Firm will vote in favor of workplace safety and accident risk reduction efforts and consumer product safety policies and initiatives.

[4]	Global Reporting Initiative (“GRI”) Sustainability Reporting Standards help businesses and governments worldwide understand and communicate their impact on critical sustainability issues, enabling real action to create social, environmental, and economic benefits for everyone. This practice of disclosing sustainability information encourages transparency and accountability, helps identify and mange risks, and enables organizations to seize new opportunities.
[5]	The Coalition for Environmentally Responsible Economies (“CERES”) Principles are ten points of standards against which companies can measure their standard of performance on environmental and social issues.
[6]	Equator Principles (“EPs”) is a risk management framework, adopted by financial institutions, for determining, assessing and man[6] “Fair Price Amendment” is a provision in the bylaws of some publicly-traded companies stating that a company seeking to acquire it must pay a fair price to targeted shareholders.
[6]	Global Reporting Initiative (“GRI”) Sustainability Reporting Standards help businesses and governments worldwide understand and communicate their impact on critical sustainability issues, enabling real action to create social, environmental, and economic benefits for everyone. This practice of disclosing sustainability information encourages transparency and accountability, helps identify and mange risks, and enables organizations to seize new opportunities.
[6]	The Coalition for Environmentally Responsible Economies (“CERES”) Principles are ten points of standards against which companies can measure their standard of performance on environmental and social issues.
[6]	Equator Principles (“EPs”) is a risk management framework, adopted by financial institutions, for determining, assessing aging environmental and social risk in projects and is primarily intended to provide a minimum standard for due diligence and monitoring to support responsible risk decision making. The EPs apply globally, to all industry sectors and to four financial products 1) Project Finance Advisory Services 2) Project Finance 3) Project-Related Corporate Loans and 4) Bridge Loans.
[7]	The 2030 Agenda for Sustainable Development, adopted by all United Nations Member States in 2015, provides a shared blueprint for peace and prosperity for people and the planet, now and into the future. At its heart are the 17 Sustainable Development Goals (SDGs), which are an urgent call for action by all countries - developed and developing - in a global partnership. They recognize that ending poverty and other deprivations must go hand-in-hand with strategies that improve health and education, reduce inequality, and spur economic growth – all while tackling climate change and working to preserve our oceans and forests.

Reynders, McVeigh proxy guidelines (January 2021)

Social Principles

Adherence to Internationally Recognized Labor and Human Rights Standards

The Firm believes businesses that protect and uphold labor and human rights in their operations and throughout their supply chain will build long-term value in the company. The Firm will therefore vote for resolutions that call for the implementation and independent compliance monitoring of International Labour Organsiation (“ILO”)8 Standards, Global Sullivan Principles (‘GSP”)9 and United Nations standards. In addition, the Firm will vote for resolutions requesting that boards oversee labor and human rights practices and report to shareholders on such practices, including worker health and safety practices, compensation practices, and non-discrimination and workplace diversity practices.

The Firm will vote for proposals on disclosure and transparency of companies’ operations in oppressive regimes that are known to be violating human rights. The Firm believes reporting can help uncover the likelihood of people, community, and product abuse.

The Firm will vote against proposals and ownership of companies operating with substantial involvement in pornography, gambling and for-profit incarceration.

Corporate Practices Involving Public Health and Product Safety

The Firm believes that high corporate standards and transparency around public health issues and product safety issues will enhance a company’s long-term value. The Firm will therefore vote for shareholder proposals asking for reports on the financial, legal and operational risks posed by the use of products and services that may impact public health or products safety; for shareholder proposals asking for the adoption of product safety policies; and for resolutions calling for the study, adoption or implementation of product safety programs in the company’s supply chain.

The Firm will vote for proposals for incentives to encourage suppliers to raise standards rather than terminate contracts and providing public disclosure of contract supplier reviews on a regular basis.

Further, the Firm will vote for proposals to adopt labor standards for foreign and domestic suppliers to ensure the company will not do business with foreign suppliers that manufacturer products for sale in the US using forced labor, child labor or that fail to comply with applicable laws protecting employee wages and working conditions.

The Firm will vote for proposals requesting disclosure and implementation of Internet privacy and censorship policies and procedures.

Lobbying and Political Contributions

The Firm believes that a company’s lobbying, political activities and trade associations should be aligned with its corporate strategy to ensure that the corporation operates under those political and regulatory frameworks that support the creation of long-term value for all stakeholders. For this reason, the Firm will vote for proposals asking for disclosure on company guidelines and practices regarding political activities, including political contributions, political lobbying and trade association spending. Where possible we encourage policies that maintain non-partisan commitments.

[8]	The International Labour Organisation (“ILO”) Standards are aimed at promoting opportunities for women and men to obtain decent and productive work, in conditions of freedom, equity, security, and dignity.
[9]	Based on the United National Universal Declaration of Human Rights, the Global Sullivan Principles (“GSP”) objectives are to support economic, social, and political justice by companies where they do business; to support human rights and to encourage equal opportunity at all levels of employment, including racial and gender diversity on decision making committees and boards; to train and advance disadvantaged workers for technical, supervisory and management opportunities; and to assist with greater tolerance and understanding among peoples; thereby, helping to improve the quality of life for communities, workers and children with dignity and equality.

Reynders, McVeigh proxy guidelines (January 2021)

Racial and Gender Diversity

The Firm believes diverse boards and employees create better teams. The Firm will vote in favor of proposals for reports on diversity at all levels of the company, and will consider factors such as compensation, the gender pay gap, and managerial percentages of women and minorities. This includes reporting on eliminating the glass ceiling for women and minorities. Further, the Firm encourages companies to take steps to nominate more women and racial minorities to the board. The Firm will vote for proposals asking companies to adopt nomination charters or amend existing charters to include reasonable language addressing diversity.

The Firm will vote for proposals for company initiatives that will create a workplace that is free of discrimination on the basis of sexual orientation or gender identity.

The Firm will vote for proposals for companies to report on indigenous people’s rights on a case-by-case basis.

Conflicts

The Firm recognizes that proxy proposals may present a conflict between the interests of clients and those of the Firm or certain of its affiliates. Therefore, the Firm has adopted the following conflict procedures.

Identifying Conflicts

The person assigned responsibility for voting proxies shall, when reviewing proxy materials, identify conflicts of interest including, but not limited to:

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When the Firm (or its affiliate) is or is seeking to manage a pension plan, administer employee benefit plans, or provide brokerage, underwriting, insurance or banking services to a company whose management is soliciting proxies; or

•	Has business or personal relationships with participants in proxy contests, corporate directors or candidates for directorships.

Data for Identifying Conflicts

The person assigned responsibility for voting proxies shall advise Firm management of companies soliciting proxies, and management shall advise if there are any known conflicts including, but not limited to the conflicts listed in the preceding paragraph.

Reynders, McVeigh proxy guidelines (January 2021)

Disclose Conflicts

If a conflict is identified, the person assigned to vote proxies shall notify the Firm’s management as soon as possible so that a voting decision may be made in a timely manner.

Voting Decisions in Conflict Situations

If the matter to be voted on is covered by the Proxy Guidelines herein, the proxy shall be voted in accordance with the guidelines. If the matter is not specifically herein and there is a conflict, the Firm shall contact the client or client’s designated representative for voting instructions.

Record of Voting Instructions

The person or entity responsible for voting proxies shall record and maintain records reflecting client voting instructions on matters where there are conflicts.

Abstaining Votes

The Firm will abstain from voting on issues when there is not enough information available or the information available is vague and leaves unanswered questions.

Recordkeeping

The Firm recognizes its obligations to maintain records as required by Rule 204-2(c)(2) under the Advisers Act. Therefore, the Firm has adopted the following record keeping procedure:

Person Responsible

The person or team assigned responsibility for voting proxies shall prepare and maintain the files/records required by these Proxy Guidelines.

Policies and Procedures

A copy of all policies and procedures related to proxy voting adopted by the Firm shall be maintained in an appropriately labeled file for the term required by regulatory authorities.

Proxy Statements

A record of all proxy statements with respect to securities held in client portfolios with respect to which the Firm has agreed to vote proxies shall be maintained in the form of an Excel (or similar) spreadsheet. Hard copies of the proxy statements shall not be maintained in Firm files; instead, the Firm shall rely on obtaining a copy of a proxy statement from the SEC’s Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) system.

Proxy Voting Record

The third-party provider initiated to administer voting will be responsible for creating reports prior to casting votes and on their results. These reports will share how each ballot is being voted on. The CCO shall review proxy ballots before and after votes have been cast to ensure third-party provider voting in line with the Firm’s Proxy Guidelines.

Reynders, McVeigh proxy guidelines (January 2021)

For all manual voting, the Employee responsible for voting proxies will maintain a record detailing for clients in the form of an Excel (or similar) spreadsheet containing the following information for each matter relating to a portfolio security considered at any shareholder meeting with respect to which clients are entitled to vote:

•	The exchange ticker symbol of the portfolio security;

•	The name of the issuer of the portfolio security;

•	The shareholder meeting date;

•	A brief identification of the matter voted on;

•	Whether the matter was proposed by the issuer or by a security holder;

•	How the registrant cast its vote (e.g., for or against proposal, or abstain; for or withhold regarding election of directors); and

•	Whether the registrant cast its vote for or against management.

•	Rationale of vote and disclosure of any conflicts.

In addition to the records required as set forth above, the person or team assigned responsibility for voting proxies shall maintain a copy of documents created by the Firm personnel that were material to the voting decision.

When appropriate, the Firm shall maintain a copy of each written client request for the Firm’s voting record on behalf of the client and a copy of each written response – including a copy of a formatted voting record. The report shall be mailed to the client within a reasonable time upon receipt of a request.

Regulatory Reporting of Proxy Votes

The Firm recognizes that if it has investment company clients, such clients are required by Rule 30b1-4 under the Investment Company Act of 1940 to file Form N-PX10, which is required to contain the Firm’s proxy voting record. To the extent requested by clients, Firm personnel shall assist with:

1.	Preparation of Form N-PX, incorporating the spreadsheet prepared as required in these guidelines; and

2.	Review, execution and filing of the report on Form N-PX.

[10]	Rule 30b1-4 under the Investment Company Act of 1940 requires investment company clients to file a Form N-PX, (the Annual Report of Proxy Record of Registered Management Investment Company) with the SEC not later than August 31st of each year; and that the Form is to contain the Firm’s proxy voting record, separately for each Fund (or series), for the most recent twelve-month period ended June 30.

Reynders, McVeigh proxy guidelines (January 2021)

Disclosure of Policies and Procedures for Voting Proxies

The Firm recognizes that it is required by Rule 206(4)-6 under the Investment Advisers Act of 1940 to disclose to clients its proxy voting policies and procedures and, upon request, furnish a copy of the policies and procedures. Therefore, the Firm has adopted the following procedures:

Disclosure in Part 2A of Form ADV

A brief description of these procedures shall be included in Part 2A of the Firm’s Form ADV.

Delivery of Procedures Upon Contract

If a client engages the Firm to vote proxies in connection with or related to meetings of shareholders of issuers represented in the client’s portfolio, the client (a) shall be provided a copy of these procedures, and (b) shall sign an acknowledgement, which may be included in the client’s investment management agreement with the Firm, that the Firm has been engaged to vote proxies on behalf of the client.

Reynders, McVeigh proxy guidelines (January 2021)